Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Textainer Group Holdings Limited:

We consent to the use of our report dated September 25, 2007, with respect to the consolidated balance sheets of Textainer Group Holdings Limited and subsidiaries as of December 31, 2006 and December 31, 2005 and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2006, and the related financial statement schedules, incorporated by reference herein.

Our report refers to a change in accounting policy. As discussed in Note 1(l) to the consolidated financial statements, effective January 1, 2007 the Company adopted FASB Staff Position AUG AIR-1 (FSP), Accounting for Planned Major Maintenance. The FSP was retrospectively applied adjusting all financial statements presented.

/s/ KPMG LLP

San Francisco, California

December 10, 2007